Morse & Morse, PLLC
1400 Old Country Road, Suite 302
Westbury, NY 11590
Tel: 516-487-1446
Fax: 516-487-1452
Email: morgold@aol.com

Paul Fischer, Staff Attorney Division of Corporation Finance                                                                                                                                                         August 3, 2007
Telephone Number: 202-551-3415
Facsimile Number. 202-7729205
Mail Stop 3720

Re:	Anchor Funding Services, Inc.
Registration Statement on Form 10-SB
Filed on April 30, 2007
File No. 0-52589

Dear Mr. Fischer:

As counsel to the above captioned corporation, the following letter is in response to the Staff’s comment letter with respect to Anchor Funding Services, Inc.’s Form 10-SB Registration Statement. We have both electronically filed this response letter and have provided you with hard copy to your mail stop via overnight courier.

1. Comment

We note your response to prior comment 11 of our letter dated May 25, 2007. Please revise to indicate what government body could "deem" your factoring transactions to be loans or financing transactions as opposed to a true purchase of accounts receivable.

Response

Comment complied with therein

2. Comment

In your response to prior comment 18 of our letter dated May 25, 2007, you state that you complied with our comment, We are unable to locate the disclosure requested in the first part of the comment in the two sections of the document that you reference. We also note that you did not tell us whether any other clients represented 10% or more of your accounts receivable portfolio. Please advise.

Response-See separate edgar submission

3. Comment

Please refer to prior comment 21. Move your discussion of increased operating expenses for 2007 on page 25 to this section that discusses 2007.

Response-Comment complied with therein.

4. Comment

We note your response to prior comment 26 of our letter dated May 25, 2007, and the revised disclosure on page 28. Please revise to include additional columnar disclosure regarding the total voting power held by each person.

Response-comment complied with therein.

5. Comment

Please refer to prior comment 39. Please discuss in detail the nature of your fees, the amounts and how you have determined that the transaction fee is revenue at the time of purchase. Please refer to SAB Topic 13.A.3 f. in detailed discussion of your financial reporting for your non-refundable transaction and time-based fees. We believe that the SAB may be relevant and need your careful and complete analysis to understand your financial reporting for these fees.

Response
Facts

Anchor Funding Services (“AFS”) is a factor for small to medium size companies located throughout the United States.  Each factoring customer must execute AFS’s Factoring and Security Agreement (“Agreement”) before AFS will perform any services for the customer.

The Agreement does not require the customer to send their invoices to AFS for factoring.  It is the customer’s choice/option to select the invoices they send to AFS.  Once AFS receives invoices the customer requests them to factor, the Agreement does not require AFS to factor those invoices.  The Agreement gives AFS the choice/option to select which invoices presented to them they will factor.

If AFS does choose to factor invoices requested by a customer, the Agreement specifies all terms, conditions, rights and responsibilities of AFS and the customer.  AFS makes this determination once they are satisfied the invoice is creditworthy.  The term of the Agreement varies but is usually for one year.  AFS’s customer can opt out of the Agreement, with written notice of at least ninety days prior to the Agreement’s expiration date.  If not terminated, the Agreement automatically renews on its anniversary date.

If AFS decides to factor a customer’s invoices, AFS will fund that invoice usually within 1 to 2 days.  AFS will typically fund 75% to 85% of the face value of each invoice factored.  The difference between the funded amount and invoice amount (less the transaction fee or commonly known as a “factor commission”) is maintained in a reserve account.  This reserve protects AFS against potential uncollectible invoices.  Once AFS collects on the factored invoice, AFS will usually remit any balances due to the customer within 1-2 days.

The Agreement specifies two primary types of fees – transaction (factor commission) and time-based.

The factor commission is computed as a percentage of the invoice balance being factored.  The percentage is specified in the Agreement and it will vary between customers.  The factor commission is non-refundable and is collected when the factored invoice is funded by AFS.

Time based fees are computed as a percentage of the invoice from the date of the funding until AFS collects the factored invoice.  The percentage is specified in the Agreement and it will vary between customers.  This fee is collected when AFS remits balances due on factored invoices to the customer.

Question

How should revenue be recognized on AFS’s transaction and time-based fees?

Research

SAB 104 Revenue Recognition and SAB 13.A.3.f Non-Refundable Up-Front Fees are the authorative literature on these issues.
SAB 104 states that revenue is realized or realizable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists
•	Delivery has occurred or services have been rendered
•	The seller’s price to the buyer is fixed or determinable, and
•	Collectibility is reasonably assured

SAB 13.A.3.f discusses accounting issues for non-refundable up-front fees received when entering into contracts.  This SAB provides several examples where a fee is charged by a registrant upon entering a contract with a customer.  These contracts require the registrant to provide some type of on-going product or service.

Analysis

Factor Commission:

1)	Persuasive evidence of an arrangement exists – the Factoring and Security Agreement entered into between AFS and the customer satisfies this criteria.

2)
Delivery has occurred or services have been rendered – Once AFS has funded the acquired invoice this criteria has been met; at this point AFS does not need to perform any other function in order to earn this commission.

3)
The seller’s price to the buyer is fixed or determinable – The price is determinable because the Agreement specifies the percentage of each invoice to be charged on each invoice factored.  This amount can be computed on each transaction.  The commission is not subject to any type of refund or adjustment.  The facts satisfy this criteria.

4)	Collectibility is reasonably assured – AFS collects this commission within 1-2 days after agreeing to factor a customer’s invoice. This fact satisfies this criteria.

SAB 13.A.3.f discusses the accounting treatment for registrants who charge non-refundable up front fees upon entering into arrangements or on certain specified dates.  AFS does not charge non-refundable up front fees when customers enter into their Agreement.  The factor commission is only charged once AFS agrees to purchase and funds customer’s invoice – it is purely a fee for service arrangement.

Time based fees:

1)Persuasive evidence of an arrangement exists – the Factoring and Security Agreement entered into between AFS and the customer satisfies this criteria.

2)Delivery has occurred or services have been rendered – Once AFS has funded the acquired invoice they begin to earn a percentage of the amount funded.  At this point AFS does not need to perform any other function in order to earn this fee.

3)The seller’s price to the buyer is fixed or determinable – The price is determinable because the Agreement specifies the percentage of the funded amount to be charged on each invoice factored.  This fee is charged from the date the invoice is funded until it is collected.  This amount can be computed on each factored invoice.  The fee is not subject to any type of refund or adjustment.  The facts satisfy this criteria.

4)  Collectibility is reasonably assured – AFS maintains a reserve account to cover potential uncollectible invoices.  This reserve can be used to pay AFS any fees due them under the Agreement.  AFS also analyzes the creditworthiness of invoices before funding.  The facts satisfy this criteria.

SAB 13.A.3.f discusses the accounting treatment for registrants who charge non-refundable up front fees upon entering into arrangements or on certain specified dates.  This topic does not apply to AFS’s time based fees.

Conclusion

AFS is providing a service.  The service is funding customer invoices, checking their creditworthiness and collecting them.  AFS charges a factor commission to fund an invoice and a fee (time based fee) until that invoice is collected.

AFS should record their factor commission as revenue once an invoice is funded.  AFS has no on-going obligation in this transaction in order to earn this fee.  No matter what transpires after an invoice is funded nothing is going to cause this fee to be refunded or adjusted.

AFS should record their time based fees based on the passage of time.  From the time an invoice is funded until it is collected, AFS can charge a fee.  AFS has no responsibilities to any party in order to earn this fee.

6. Comment

Please expand your disclosure on page F-13 to include the missing information

Response

Comment complied with.  Note 9 to the December 31, 2006 and 2005 financial statements, under the Sale of Preferred Stock heading, has been revised appropriately to include the missing information.

7. Comment

Article 11 of Regulation S-X requires a balance sheet as of the last balance sheet date. Since the transaction is already reflected in your March 31, 2007 balance sheet, a pro forma balance sheet is no longer required. However, disclosures to balance sheet accounts are still required.

Response

Comment complied with.  The December 31, 2006 pro-forma balance sheet has been removed.

8. Comment

You should provide a pro forma statement of operations for the three months ended March 31, 2007 as well as the year ended December 31, 2006. Both pro forums should be presented giving effect to the acquisition as if it occurred on January 1, 2006.

Response

Comment complied with.  See pro-forma statement of operations for the year ended December 31, 2006 and the three months ended March 31, 2007.

9.  Comment

Expand your notes here to show in detail how each amount appearing as a pro-forma adjustment was calculated as well as assumptions made.

Response

Comments complied with.  See pro-forma statement of operations for the year ended December 31, 2006 and the three months ended March 31, 2007.

10. Comment

In (3) you state that there are no significant permanent or temporary differences. Please tell us how you arrived at the two offsetting entries to deferred taxes of 18,500 and (18,500).

Response

Comment complied with.  See the revised disclosures of the income tax pro-forma adjustments in the pro-forma statement of operations for the year ended December 31, 2006 and the three months ended March 31, 2007.

11. Comment

Tell us how you determined that the common stock was $8,000 if 8 million shares with a par value of $0.01 were issued. Please reflect all changes to the components of stockholders' equity.

Response

Comment complied with.  This was a typographical error.  The par value of our common stock is $.001; this amount is stated correctly in all other sections of our Form 10-SB/A.

12. Comment

Tell us why the components of stockholders' equity related to your preferred stock issuance does not agree with your unaudited financial statements for the quarter ended March 31, 2007. Please revise your presentation so that items related to the preferred stock are presented with the value of the preferred stock.

Response

See attached Exhibit I.

Consolidated Financial Statements for the Quarter Ended March 31, 2007 General

13. Comment

Please mark these financial statements as “Unaudited.”

Response

Comment complied with.  See March 31, 2007 financial statements.

14. Comment

Please revise your presentation for your Consolidated Statements of Operations for the three months ended March 31, 2006 to delete earnings per share information since you were an LLC and did not have shares outstanding.

Response

Comment complied with.  See Statement of Operations for the Three months ended March 31, 2007.

Comment 15.

Revise, as appropriate for comments issued regarding the audited financial statements for the year ended December 31, 2006

Response

Comment complied with.

Very truly yours,

MORSE & MORSE, PLLC

By:	/s/ Steven Morse,

Managing Member

Exhibit I

ANCHOR FUNDING SERVICES, INC.
Analysis of Preferred Stock and Related Issuance Costs
In Response to Comment # 12
In SEC Comment Letter Dated July 13, 2007

The following schedule compares the Preferred stock, APIC - Equity Issuance
Fees and APIC - Stock Warrants amounts between the December 31, 2006
Pro-Forma Balance Sheet and the Unaudited March 31, 2007 Balance Sheet:

		Additional	Additional
		Paid in Capital,	Paid in Capital,
	Preferred	equity issuance	stock
	Stock	fees	warrants

Balance per March 31, 2007 unaudited financial statements	$6,662,500	$(1,317,436)	$62,228

Balance per December 31, 2006, pro-forma balance sheet, as previously	6,712,500	(1,353,946)	62,695
reported on Form 10SB filed on April 25, 2007

Difference	(50,000)	36,510	(467)

Reconciling Items

April 5, 2007 transaction:
To record issuance of 10,000 shares of convertible preferred
stock and related costs of raising this capital.	50,000	(7,462)	462	1

Variance between amounts accrued for registering shares of Anchor
Funding Services, Inc and amounts actually incurred		(29,048)		2

	$0	$0	$(5)	3

1	On April 5, 2007, 10,000 shares of Series 1 Convertible Preferred Stock was sold for $50,000. The placement agent received a commission of
$7,000 ($50,000 x 14%) and 10,000 warrants to purchase common stock (10,000 x .0462 = $462)

2	Management has analyzed its APIC - Equity Issuance Costs incurred and has concluded the proper amount is recorded as of March 31, 2007

3	Management has concluded this amount is immaterial for additional analysis